FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                              As of August 7, 2006


                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                           Form 20-F__X__  Form 40-F

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                               Yes____         No__X__


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . -

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Condensed Interim Financial Statements as of June 30, 2006.



                                  TENARIS S.A.



               CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


                                  JUNE 30, 2006











46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2006
--------------------------------------------------------------------------------

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S.               Three-month period ended   Six-month period ended
dollars, unless otherwise stated)                        June 30,                  June 30,
                                                --------------------------------------------------
                                         Notes     2006         2005         2006         2005
                                                --------------------------------------------------
                                                                    (Unaudited)
Net sales                                  2     1,962,265    1,744,311    3,745,417    3,197,238
Cost of sales                              3    (1,019,036)  (1,043,774)  (1,991,528)  (1,908,902)
                                                --------------------------------------------------
Gross profit                                       943,229      700,537    1,753,889    1,288,336
Selling, general and administrative
 expenses                                  4      (248,492)    (212,510)    (466,376)    (397,593)
Other operating income (expenses), net              (1,939)       2,602        6,191        5,569
                                                --------------------------------------------------
Operating income                                   692,798      490,629    1,293,704      896,312
Financial income (expenses), net           5         4,065      (42,643)      14,661      (84,450)
                                                --------------------------------------------------
Income before equity in earnings of
 associated companies and income tax               696,863      447,986    1,308,365      811,862
Equity in earnings of associated
 companies                                          25,551       38,279       47,072       68,442
                                                --------------------------------------------------
Income before income tax                           722,414      486,265    1,355,437      880,304
Income tax                                        (226,650)    (144,645)    (417,983)    (258,714)
                                                --------------------------------------------------
Income for the period                              495,764      341,620      937,454      621,590

Attributable to:
Equity holders of the Company                      471,771      313,456      891,459      577,690
Minority interest                                   23,993       28,164       45,995       43,900
                                                --------------------------------------------------
                                                   495,764      341,620      937,454      621,590
                                                --------------------------------------------------


Earnings per share attributable to the
 equity holders of the Company during
 the period
Weighted average number of ordinary
 shares in issue (thousands)                     1,180,537    1,180,537    1,180,537    1,180,537
Earnings per share (U.S. dollars per
 share)                                               0.40         0.27         0.76         0.49
Earnings per ADS (U.S. dollars per ADS)               0.80         0.53         1.51         0.98


The ratio of ordinary shares per American Depositary Shares (ADSs) was changed from a ratio of one ADS equal to ten ordinary shares to a new ratio of one ADS equal to two ordinary shares. The implementation date for this change was April
26, 2006, for shareholders of record at April 17, 2006. Earnings per ADS reflected above are adjusted for this change in the conversion ratio.


The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public
Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial
Statements and notes for the fiscal year ended December 31, 2005.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2006
--------------------------------------------------------------------------------

CONSOLIDATED CONDENSED INTERIM BALANCE SHEET

(all amounts in thousands of U.S. dollars)     At June 30, 2006     At December 31, 2005
                                            ---------------------- ----------------------
                                      Notes      (Unaudited)
ASSETS
Non-current assets
  Property, plant and equipment, net    6    2,319,381              2,230,038
  Intangible assets, net                6      164,993                159,099
  Investments in associated companies          355,652                257,234
  Other investments                             25,711                 25,647
  Deferred tax assets                          213,715                194,874
  Receivables                                   27,706  3,107,158      65,852  2,932,744
                                            -----------            -----------

Current assets
  Inventories                                1,550,704              1,376,113
  Receivables and prepayments                  182,332                143,282
  Current tax assets                           127,163                102,455
  Trade receivables                          1,458,265              1,324,171
  Other investments                            296,437                119,907
  Cash and cash equivalents                    776,146  4,391,047     707,356  3,773,284
                                            ---------------------- ----------------------
Total assets                                            7,498,205              6,706,028
                                                       ===========            ===========

EQUITY
Capital and reserves attributable to
 the Company's equity holders
  Share capital                              1,180,537              1,180,537
  Legal reserves                               118,054                118,054
  Share premium                                609,733                609,733
  Currency translation adjustments             (62,218)               (59,743)
  Other reserves                                29,331                  2,718
  Retained earnings                          2,343,729  4,219,166   1,656,503  3,507,802
                                            -----------            -----------
Minority interest                                         304,525                268,071
                                                       -----------             ----------
Total equity                                            4,523,691              3,775,873
                                                       -----------             ----------

LIABILITIES
Non-current liabilities
  Borrowings                                   584,962                678,112
  Deferred tax liabilities                     354,716                353,395
  Other liabilities                            159,661                154,378
  Provisions                                    48,464                 43,964
  Trade payables                                   703  1,148,506       1,205  1,231,054
                                            -----------            -----------

Current liabilities
  Borrowings                                   405,389                332,180
  Current tax liabilities                      345,605                452,534
  Other liabilities                            178,955                138,875
  Provisions                                    37,976                 36,945
  Customer advances                             96,753                113,243
  Trade payables                               761,330  1,826,008     625,324  1,699,101
                                            ---------------------- ----------------------

Total liabilities                                       2,974,514              2,930,155
                                                       ===========            ===========

Total equity and liabilities                            7,498,205              6,706,028
                                                       ===========            ===========

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 8.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2006
--------------------------------------------------------------------------------

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)
                                       ------------------------------------------------------------------------------------
                                                Attributable to equity holders of the Company
                                       ---------------------------------------------------------------
                                                                                Currency    Retained
                                          Share     Legal    Share    Other    translation  Earnings   Minority
                                         Capital  Reserves  Premium  Reserves  adjustment      (*)     Interest    Total
                                       ------------------------------------------------------------------------------------
                                                                                                                (Unaudited)
Balance at January 1, 2006              1,180,537  118,054  609,733     2,718     (59,743)  1,656,503   268,071  3,775,873
                                       ------------------------------------------------------------------------------------

Currency translation differences                -        -        -         -      (2,475)          -    16,131     13,656
Change in equity reserves (see Notes 1
 and 9)                                         -        -        -    26,613           -           -         -     26,613
Acquisition of minority interest                -        -        -         -           -           -    (9,671)    (9,671)
Dividends paid in cash                          -        -        -         -           -    (204,233)  (16,001)  (220,234)
Income for the period                           -        -        -         -           -     891,459    45,995    937,454

                                       ------------------------------------------------------------------------------------
Balance at June 30, 2006                1,180,537  118,054  609,733    29,331     (62,218)  2,343,729   304,525  4,523,691
                                       ------------------------------------------------------------------------------------
                                       ------------------------------------------------------------------------------------
                                                Attributable to equity holders of the Company
                                       ---------------------------------------------------------------
                                                                                Currency
                                          Share     Legal    Share    Other    translation  Retained   Minority
                                         Capital  Reserves  Premium  Reserves  adjustment   Earnings   Interest    Total
                                       ------------------------------------------------------------------------------------
                                                                                                                (Unaudited)
Balance at January 1, 2005              1,180,537  118,054  609,733        82     (30,020)    617,538   165,271  2,661,195
Effect of adopting IFRS 3 (see Note 1)          -        -        -         -           -     110,775         -    110,775
                                       ------------------------------------------------------------------------------------

Adjusted balance at January 1, 2005     1,180,537  118,054  609,733        82     (30,020)    728,313   165,271  2,771,970
Currency translation differences                -        -        -         -     (21,602)          -    10,453    (11,149)
Acquisition and increase of minority
 interest                                       -        -        -         -           -           -       986        986
Dividends paid in cash                          -        -        -       (82)          -    (199,429)   (2,730)  (202,241)
Income for the period                           -        -        -         -           -     577,690    43,900    621,590

                                       ------------------------------------------------------------------------------------
Balance at June 30, 2005                1,180,537  118,054  609,733         -     (51,622)  1,106,574   217,880  3,181,156
                                       ------------------------------------------------------------------------------------

(*) Retained Earnings calculated in accordance with Luxembourg Law are disclosed in Note 8 (ii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2006
--------------------------------------------------------------------------------

CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENT

                                                              Six-month period
                                                                ended June 30,
                                                            --------------------
(all amounts in thousands of U.S. dollars)                     2006       2005
                                                            --------------------
                                                                 (Unaudited)

Cash flows from operating activities
Income for the period                                        937,454    621,590
Adjustments for:
Depreciation and amortization                                109,790    103,743
Income tax accruals less payments                            (90,160)    35,756
Equity in earnings of associated companies                   (47,072)   (68,442)
Interest accruals less payments, net                          (1,464)     6,210
Income from disposal of Investment                            (6,933)         -
Changes in provisions                                          5,531     (2,636)
Proceeds from Fintecna arbitration award net of BHP
 settlement                                                        -     66,594
Changes in working capital                                  (219,541)  (334,106)
Other, including currency translation adjustment              26,472     16,979
                                                            --------------------
Net cash provided by operating activities                    714,077    445,688
                                                            ====================

Cash flows from investing activities
Capital expenditures                                        (169,101)  (131,634)
Acquisitions of subsidiaries (see Note 9)                    (39,110)   (47,930)
Proceeds from disposal of property, plant and equipment and
 intangible assets                                             3,388      2,890
Dividends and distributions received from associated
 companies                                                         -     41,118
Changes in restricted bank deposits                              627      9,634
Reimbursement from trust funds                                     -    119,666
Investments in short terms securities                       (176,530)         -
                                                            --------------------
Net cash used in investing activities                       (380,726)    (6,256)
                                                            ====================

Cash flows from financing activities
Dividends paid                                              (204,233)  (199,511)
Dividends paid to minority interest in subsidiaries          (16,001)    (2,730)
Proceeds from borrowings                                     234,563    645,763
Repayments of borrowings                                    (270,159)  (734,247)
                                                            --------------------
Net cash used in financing activities                       (255,830)  (290,725)
                                                            ====================
Increase in cash and cash equivalents                         77,521    148,707

Movement in cash and cash equivalents
At beginning of the period                                   680,591    293,824
Effect of exchange rate changes                               (5,853)   (12,247)
Increase in cash and cash equivalents                         77,521    148,707
                                                            --------------------
At June 30,                                                  752,259    430,284
                                                            ====================

                                                            --------------------
Cash and cash equivalents                                        At June 30,
                                                            --------------------
                                                              2006        2005
Cash and bank deposits                                       776,146    450,586
Bank overdrafts                                              (22,466)   (16,436)
Restricted bank deposits                                      (1,421)    (3,866)
                                                            --------------------
                                                             752,259    430,284
                                                            ====================

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The Report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2005.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2006
--------------------------------------------------------------------------------






NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS



       Index to the notes to the consolidated condensed interim financial statements

     1    General information and basis of presentation

     2    Segment information

     3    Cost of sales

     4    Selling, general and administrative expenses

     5    Financial income (expenses), net

     6    Property, plant and equipment and Intangible assets, net

     7    Dividends per share

     8 Contingencies, commitments and restrictions to the distribution of profits

     9 Business acquisitions, incorporation of subsidiaries and other significant events

    10    Related party disclosures

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2006
--------------------------------------------------------------------------------



NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1    General information and basis of presentation

Tenaris S.A. (the "Company" or "Tenaris"), a Luxembourg corporation (societe anonyme holding), was incorporated on December 17, 2001 as a holding company for investments in steel pipe manufacturing and distribution companies. The Company consolidates its subsidiary companies, as detailed in Note 31 to the audited Consolidated Financial Statements for the year ended December 31, 2005, and modified as discussed in Note 9 to these consolidated condensed interim financial statements.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of these consolidated condensed interim financial statements are consistent with those used in the audited consolidated financial statements for the year ended December 31, 2005. These consolidated condensed interim financial statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2005, which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The preparation of consolidated condensed interim financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances between Tenaris subsidiaries have been eliminated in consolidation. However, some financial gains and losses do arise from intercompany transactions because certain subsidiaries use their respective local currencies as their functional currency for accounting purposes. Such gains and losses are included in the consolidated income statement under Financial income (expenses), net.

The Company applies hedge accounting treatment for certain qualifying financial instruments. These transactions are classified as cash flow hedges (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are charged in the income statement in the periods when the hedged item affects profit or loss. The gain or loss relating to the ineffective portion is recognized in the income statement. The fair value of the Company's derivative financial instruments (asset or liability) is reflected on the Balance Sheet.

For transactions designated and qualifying for hedge accounting, the Company documents at the time of designation of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives. The Company also documents its assessment at hedge designation and at each period end of whether the derivatives that are used in hedging transactions are expected to be effective in offsetting changes in cash flows of hedged items. At June 30, 2006, the effective portion of designated cash flow hedges amounts to $1.8 million and is included in Other reserves in equity.

Upon the adoption of IFRS 3, which was adopted together with the revised IAS 38, "Intangible Assets", and IAS 36, "Impairment of Assets", previously accumulated negative goodwill is required to be derecognized through an adjustment to retained earnings. The derecognition of negative goodwill in this manner resulted in an increase of $110.8 million in the beginning balance of the Company's equity at January 1, 2005.

These consolidated condensed interim financial statements were approved for issue by the Tenaris Board of Directors on August 3, 2006.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2006
--------------------------------------------------------------------------------



2    Segment information

Primary reporting format: business segments

                                     -----------------------------------------------------------
(all amounts in thousands of U.S.                   Welded &
 dollars)                                        Other Metallic
                                      Seamless      Products      Energy     Other      Total
                                     -----------------------------------------------------------
Six-month period ended June 30, 2006                            (Unaudited)

Net sales                             3,077,876        244,876    283,818   138,847   3,745,417
Cost of sales                        (1,442,438)      (174,818)  (273,516) (100,756) (1,991,528)
                                     -----------------------------------------------------------
Gross profit                          1,635,438         70,058     10,302    38,091   1,753,889

Depreciation and amortization            93,421          9,678        985     5,706     109,790

Six-month period ended June 30, 2005
Net sales                             2,413,116        415,866    256,193   112,063   3,197,238
Cost of sales                        (1,320,512)      (273,314)  (248,406)  (66,670) (1,908,902)
                                     -----------------------------------------------------------
Gross profit                          1,092,604        142,552      7,787    45,393   1,288,336

Depreciation and amortization            88,851          7,356      1,570     5,966     103,743

Secondary reporting format: geographical segments

                                     --------------------------------------------------------
(all amounts in thousands of U.S.                                Middle  Far East
 dollars)                              South             North    East &     &
                                      America  Europe   America   Africa  Oceania    Total
                                     --------------------------------------------------------
Six-month period ended June 30, 2006                        (Unaudited)
Net sales                             701,398  946,622  919,647  828,315  349,435  3,745,417
Depreciation and amortization          45,233   30,758   30,469      387    2,943    109,790

Six-month period ended June 30, 2005
Net sales                             884,884  789,659  879,846  360,206  282,643  3,197,238
Depreciation and amortization          41,578   35,471   23,472       30    3,192    103,743

Allocation of net sales to geographical segments is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2006
--------------------------------------------------------------------------------

3    Cost of sales

                                                         Six-month period ended
                                                                June 30,
                                                        ------------------------
(all amounts in thousands of U.S. dollars)                 2006         2005
                                                        ------------------------
                                                              (Unaudited)
Inventories at the beginning of the period               1,376,113    1,269,470

Plus: Charges of the period
Raw materials, energy, consumables and other             1,588,691    1,513,516
Services and fees                                          177,990      153,656
Labor cost                                                 227,144      201,826
Depreciation of property, plant and equipment               95,175       89,219
Amortization of intangible assets                            1,508        3,541
Maintenance expenses                                        55,202       50,039
Provisions for contingencies                                     -        1,200
Allowance for obsolescence                                  (2,395)       1,202
Taxes                                                        1,959        1,477
Other                                                       20,845       13,387
                                                        ------------------------
                                                         3,542,232    3,298,533

Less: Inventories at the end of the period              (1,550,704)  (1,389,631)
                                                        ------------------------
                                                         1,991,528    1,908,902
                                                        ========================

4    Selling, general and administrative expenses

                                                         Six-month period ended
                                                                June 30,
                                                        ------------------------
(all amounts in thousands of U.S. dollars)                 2006         2005
                                                        ------------------------
                                                              (Unaudited)
Services and fees                                           56,380       63,130
Labor cost                                                 124,272       97,324
Depreciation of property, plant and equipment                4,400        5,014
Amortization of intangible assets                            8,707        5,969
Commissions, freight and other selling expenses            175,385      144,549
Provisions for contingencies                                 5,587        5,439
Allowances for doubtful accounts                             2,288        6,936
Taxes                                                       50,115       40,189
Other                                                       39,242       29,043
                                                        ------------------------
                                                           466,376      397,593
                                                        ========================

5    Financial income (expenses), net

                                                         Six-month period ended
                                                                June 30,
                                                        ------------------------
(all amounts in thousands of U.S. dollars)                 2006         2005
                                                        ------------------------
                                                              (Unaudited)
Interest expense                                           (26,502)     (29,746)
Interest income                                             25,868        8,781
Net foreign exchange transaction losses and changes in
 fair value of derivative instruments                       15,007      (66,564)
Other                                                          288        3,079
                                                        ------------------------
                                                            14,661      (84,450)
                                                        ========================

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2006
--------------------------------------------------------------------------------


6    Property, plant and equipment and Intangible assets, net

                                            Net Property, Plant   Net Intangible
                                               and Equipment           Assets
                                            -------------------   --------------
(all amounts in thousands of U.S. dollars)      (Unaudited)         (Unaudited)
Six-month period ended June 30, 2006
Opening net book amount                              2,230,038          159,099
Currency translation differences                        26,863              662
Transfers                                                (125)              125
Additions                                              154,847           14,254
Disposals                                              (15,559)             (95)
Increase due to business acquisition                    22,892            1,163
Depreciation / Amortization charge                     (99,575)         (10,215)

                                            -------------------   --------------
At June 30, 2006                                     2,319,381          164,993
                                            ===================   ==============


7    Dividends per share

The shareholders' meeting held on June 7, 2006 approved the payment of a dividend in the amount of $0.30 per share or approximately $354 million, corresponding to operating results for 2005. This amount included the interim dividend paid in November, 2005, in the amount of $0.127 per share or approximately $149.9 million. Tenaris paid the balance of the annual dividend amounting to approximately $204.2 million corresponding to $0.173 per share during 2006. During 2005 Tenaris paid $199.5 million corresponding to $0.169 per share.

8    Contingencies, commitments and restrictions to the distribution of profits

This note should be read in conjunction with Note 26 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2005. Significant changes or events since the date of such financial statements are the following:

(i)  Commitments

     (a) In August 2001, Dalmine Energie S.p.A. ("Dalmine Energie") entered into a ten-year contract ending October 1, 2011 with Eni S.p.A. Gas & Power Division ("Eni") for the purchase of natural gas with certain take-or-pay conditions. The outstanding value of these commitments at June 30, 2006 amounts to approximately EUR 724.5 million ($921.0 million).

     (b) Under the Gas Release Program enacted by Eni, in August 2004, Dalmine Energie increased its supply of natural gas for the period from
          October 1, 2004 to September 30, 2008. The gas purchase and sale agreements entered into with Eni contain customary take-or-pay conditions. The additional gas supply mentioned above is valued at approximately EUR 221.8 million ($281.9 million), based on prices prevailing at June 2006. Dalmine Energie has also obtained the necessary capacity on the interconnection infrastructure at the Italian border to transport the natural gas to Italy for the supply period.

     (c) Dalmine Energie has entered into arrangements and expects to obtain additional gas transportation capacity on the Trans Austria Gasleitung GmbH ("TAG") pipeline, which is presently under construction. This capacity will allow Dalmine Energie to import an incremental 1,176.5 million cubic meters of natural gas per year. The additional transportation capacity, which is subject to "ship or pay" provisions, will be available on a firm basis on the TAG pipeline beginning October 2008 and through September 2028.

          The  expected  annual  value  of  this  "ship  or pay"  commitment  is approximately EUR 5.0 million per year. Tenaris provided bank guarantees in the amount of EUR 15.1 million in support of Dalmine Energie. The value of the bank guarantees corresponds to the termination penalties that would be due to TAG in the event of termination due to shipper's default.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2006
--------------------------------------------------------------------------------

8 Contingencies, commitments and restrictions to the distribution of profits (Cont'd)

(ii) Restrictions to the distribution of profits and payment of dividends

As of June 30, 2006, shareholders' equity as defined under Luxembourg law and regulations consisted of the following:

(all amounts in thousands of U.S. dollars)                           (unaudited)
Share capital                                                         1,180,537
Legal reserve                                                           118,054
Share premium                                                           609,733
Retained earnings  including net income for the six month period
 ended June 30, 2006                                                  1,102,589
                                                                     -----------
Total shareholders equity in accordance with Luxembourg law           3,010,913
                                                                     ===========

At least 5% of the net income per year as calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a legal reserve equivalent to 10% of share capital. As of June 30, 2006, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid from this reserve.

Tenaris may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At June 30, 2006, Tenaris's retained earnings under Luxembourg law totalled $1,102.6 million, as detailed below.

(all amounts in thousands of U.S. dollars)                           (unaudited)
Retained earnings at December 31, 2005 under Luxembourg law           1,171,738
Dividends received                                                      130,000
Other income and expenses for the six-month period ended June 30,
 2006                                                                     5,084
Dividends paid                                                         (204,233)
                                                                     -----------
Retained earnings at June 30, 2006 under Luxembourg law               1,102,589
                                                                     ===========

9 Business acquisitions, incorporation of subsidiaries and other significant events

(a)  Agreement to acquire Maverick Tube Corporation ("Maverick")

     On June 12, 2006, Tenaris entered into a merger agreement (the "agreement") to acquire Maverick, pursuant to which Maverick will merge with and into a wholly owned subsidiary of Tenaris. With operations in the United States, Canada and Colombia, Maverick is a leading North American producer of welded oil country tubular goods (OCTG), line pipe and coiled tubing for use in oil and natural gas wells, and also produces welded pipes for electrical conduits. Maverick has a combined annual capacity of two million short tons of steel pipes with a size range from one-quarter inch to 16 inches, and approximately 4,650 employees. In 2005, reported net revenues of approximately $1.8 billion, of which 82% were from its energy products division. The transaction remains subject to regulatory approvals, majority approval of Maverick's shareholders and other customary conditions. The transaction is valued at $3,185 million, including Maverick's net debt. The value of the transaction is based on the assumption that the holders of Maverick's convertible notes elect to exercise their conversion rights pursuant to their applicable terms and conditions.

     Tenaris expects to finance the Maverick acquisition mainly through debt. BNP Paribas Securities Corp. and Citigroup Global Markets Inc. have provided to Tenaris commitments for several syndicated five-year term loan facilities in an aggregate principal amount of up to $2.7 billion. If Tenaris enters into these facilities, the relevant loan documentation would contain customary terms and covenants that may limit the Company's ability to, among other things, pay dividends or make other restricted payments in excess of amounts to be agreed, make capital expenditures in excess of specified thresholds, dispose of material assets or amend certain significant agreements. The loan documentation would also require the Company and its subsidiaries to meet certain financial covenants, ratios and other tests.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2006
--------------------------------------------------------------------------------



9 Business acquisitions, incorporation of subsidiaries and other significant events (Cont'd)

(a)  Agreement to acquire Maverick Tube Corporation ("Maverick")(Cont'd)

     This agreement could be terminated in certain circumstances at any time upon the mutual written consent of the parties with certain exceptions. In the event that Maverick's board accepts an unsolicited superior proposal, there would be a termination fee of $72.5 million plus up to $5 million of out-of-pocket expenses that Maverick would pay to Tenaris. If the agreement is terminated because of failure to obtain required regulatory approvals, Tenaris would pay Maverick a termination fee of $30 million.

(b)  Investment in Ternium S.A. ("Ternium")

     On September 9, 2005, the Company exchanged its 21.2% equity interest in Consorcio Siderurgia Amazonia Ltd. ("Amazonia") and its 24.4% equity interest in Ylopa Servicos de Consultadoria Ltda. ("Ylopa"), for 209,460,856 shares in Ternium, the company into which San Faustin N.V. (a Netherlands Antilles corporation and the controlling shareholder of Tenaris) consolidated its Latin American holdings in flat and long steel producers Siderar S.A.I.C. ("Siderar"), Sidor C.A. ("Sidor") and Hylsamex, S.A de C.V. As a result of the exchange, which was carried out based on fair values as determined by an internationally recognized investment bank engaged for this purpose, Tenaris obtained an initial ownership interest of approximately 17.9% in Ternium.

     Subsequently, on October 27, 2005, Usinas Siderurgicas de Minas Gerais S.A. reached an agreement with Ternium to exchange its interests in Amazonia, Ylopa and Siderar, plus additional consideration of approximately $114.1 million provided as a convertible loan, for an equity stake in Ternium. As a consequence of the additional shares issued under this transaction, Tenaris' ownership stake was reduced to 15.0% of Ternium's outstanding common stock at December 31, 2005. The effect of this transaction resulted in an increase of the Company's proportional ownership in Ternium's equity of approximately $2.7 million, which Tenaris recognized in Other Reserves in equity.

     In addition, in August 2005 Tenaris extended to Ternium two subordinated convertible loans consisting of principal amount of $39.7 million. The principal amount of these loans at the date issue corresponded to the amount of certain distributions received from Amazonia during the second and third quarters of 2005 in connection with Ternium's participation in Amazonia's financial debt restructuring in 2003. At the date of Ternium's initial public offering ("IPO"), the loans totaled approximately $40.5 million, including accrued interest.

     On February 6, 2006, Ternium completed its IPO, issuing an additional 248,447,200 shares (equivalent to 24,844,720 ADS) at a price of $2.00 per share, or $20.00 per ADS. Tenaris received an additional 20,252,338 shares upon the mandatory conversion of its loans to Ternium. In addition to the shares issued to Tenaris, Ternium issued shares to other shareholders corresponding to their mandatory convertible loans. On February 23, 2006, the underwriters of Ternium's IPO exercised an overallotment option under which Ternium issued an additional 37,267,080 shares (equivalent to 3,726,708 ADS). As a result of the IPO and the conversion of loans, as of February 6, 2006, Tenaris' ownership stake in Ternium amounted to 11.46%. The effect of these transactions resulted in an additional increase of the Company's proportional ownership in Ternium's equity of approximately $27.7 million, which Tenaris recognized in Other Reserves in equity.

     At June 30, 2006, the closing price of Ternium shares as quoted on the New York Stock Exchange was $24.17 per ADS, giving Tenaris' ownership stake a market value of approximately $555 million. At June 30, 2006, the carrying value of Tenaris's ownership stake in Ternium was approximately $353 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2006
--------------------------------------------------------------------------------

9 Business acquisitions, incorporation of subsidiaries and other significant events (Cont'd)

(c)  Acquisition of Welded Pipe Business in Argentina

     On January 31, 2006, Siat S.A., a subsidiary of Tenaris, completed its acquisition of the welded pipe assets and facilities located in Villa Constitucion, province of Santa Fe, Argentina, belonging to Industria Argentina de Acero, S.A. ("Acindar") for $29.1 million. The acquisition was approved by the Argentine antitrust authorities (Comision Nacional de Defensa de la Competencia). The facilities acquired have an annual capacity of 80,000 tons of welded pipes whose small diameter range largely complements the range of welded pipes that Tenaris produces in Argentina.

     The acquired business did not materially contribute to the Company's revenue and income. The fair value of acquired assets and liabilities were:

                                                          Six-month period ended
                                                               June 30, 2006
                                                          ----------------------
(all amounts in thousands of U.S. dollars)                      (Unaudited)
                                                          ----------------------
Other assets and liabilities (net)                                        5,033
Property, plant and equipment                                            22,892
Goodwill                                                                  1,163
                                                          ----------------------
Net assets acquired                                                      29,088
                                                          ----------------------

(d)  Minority Interest

     During the six month  period  ended  June 30,  2006,  additional  shares of
     Silcotub  and  Dalmine  were  acquired  from  minority   shareholders   for
     approximately $9.7 million.

10   Related party disclosures

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which owns 60.45% of the Company's outstanding shares, either directly or through its wholly-owned subsidiary I.I.I. Industrial Investments Inc., a Cayman Islands corporation. San Faustin N.V. is controlled by Rocca & Partners, a British Virgin Islands corporation.

Transactions and balances disclosed as with "Associated" companies are those with companies in which Tenaris owns 20% to 50% of the voting rights or over which Tenaris exerts significant influence in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as "Other".

The following transactions were carried out with related parties:

                   (all amounts in thousands of U.S. dollars)
     Six-month period ended June 30, 2006
                                                  Associated (1) Other    Total
(i)  Transactions
     (a) Sales of goods and services
     Sales of goods                                      59,285  27,974  87,259
     Sales of services                                    7,887   1,741   9,628
                                                 -------------------------------
                                                         67,172  29,715  96,887
                                                 ===============================

     (b) Purchases of goods and services
     Purchases of goods                                  41,623  12,384  54,007
     Purchases of services                                2,419  33,545  35,964
                                                 -------------------------------
                                                         44,042  45,929  89,971
                                                 ===============================

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2006
--------------------------------------------------------------------------------

10   Related party disclosures (Cont'd)

     Six-month period ended June 30, 2005
                                                  Associated (2) Other    Total
 (i) Transactions
     (a) Sales of goods and services
     Sales of goods                                      51,322  42,806  94,128
     Sales of services                                    1,541   4,800   6,341
                                                 -------------------------------
                                                         52,863  47,606 100,469
                                                 ===============================


     (b) Purchases of goods and services
     Purchases of goods                                  21,079  21,821  42,900
     Purchases of services                                9,835  25,285  35,120
                                                 -------------------------------
                                                         30,914  47,106  78,020
                                                 ===============================


     At June 30, 2006
                                                   Associated    Other    Total
                                                 -------------------------------
(ii) Period-end balances

     (a) Related to sales/purchases of goods/
     services
     Receivables from related parties                    31,151  22,985  54,136
     Payables to related parties                        (20,045) (9,456)(29,501)
                                                 -------------------------------
                                                         11,106  13,529  24,635
                                                 ===============================

     (b) Other balances
     Receivables                                          2,079       -   2,079

     (c) Financial debt
     Borrowings (4)                                     (56,500)      - (56,500)


     At December 31, 2005
                                                   Associated    Other    Total
                                                 -------------------------------
(ii) Period-end balances

     (a) Related to sales/purchases of goods/
     services
     Receivables from related parties                    30,988  15,228  46,216
     Payables to related parties                        (21,034) (8,413)(29,447)
                                                 -------------------------------
                                                          9,954   6,815  16,769
                                                 ===============================

     (b) Other balances (3)                              42,437       -  42,437

     (c) Financial debt
     Borrowings (4)                                     (54,801)      - (54,801)

(1)  Includes Ternium S.A. and its subsidiaries and Condusid C.A.
(2)  Includes: Condusid, Ylopa, Amazonia and Sidor.
(3)  Includes convertible loan to Ternium S.A. of $40.4 million.
(4)  Convertible loan from Sidor C.A. to Matesi (Materiales Siderurgicos S.A.).


                                                               Carlos Condorelli
                                                         Chief Financial Officer

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: August 7, 2006



                                  Tenaris, S.A.



By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary